Exhibit 3.4

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

RED MOUNTAIN RESOURCES, INC.

Pursuant to Sections 607.0602 and 607.1002

of the Florida Business Corporation Act

10% Series A Cumulative

Redeemable Preferred Stock

Pursuant to the authority conferred upon the Board of Directors of Red Mountain Resources, Inc., a Florida corporation (the “Corporation”), by its Articles of Incorporation, as amended (the “Articles of Incorporation”), and Sections 607.0602 and 607.1002 of the Florida Business Corporation Act, the Board of Directors of the Corporation (the “Board of Directors”) hereby adopts the following Articles of Amendment to its Articles of Incorporation:

ARTICLE I

Name

The name of the Corporation is Red Mountain Resources, Inc.

ARTICLE II

Amendment

Article IV of the Corporation’s Articles of Incorporation is hereby amended pursuant to the authority conferred on the Board of Directors by Article IV of the Articles of Incorporation to create, authorize, and provide for issuance of a series of Preferred Stock, $0.0001 par value per share, of the Corporation, consisting of 1,200,000 shares, and hereby fixes the voting powers, designations, preferences, and relative, participating, optional and other special rights, and qualifications, limitations, and restrictions thereof, of the shares of such series, in addition to those set forth in the Articles of Incorporation, as follows:

Section 1. Number of Shares and Designation. This series of Preferred Stock shall be designated as 10% Series A Cumulative Redeemable Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), and the number of shares that shall constitute such series shall be 1,200,000.

Section 2. Definitions. For purposes of the Series A Preferred Stock and as used in this Article IV, the following terms shall have the meanings indicated:

“Asset Coverage Ratio” means the ratio, determined on a consolidated basis, without duplication, in accordance with generally accepted accounting principles, of (a) total assets less goodwill, intellectual property and other intangible assets but excluding intangible drilling costs, divided by (b) the sum of total debt plus the aggregate liquidation preference of the Series A Preferred Stock, Senior Stock and Parity Stock then outstanding, less cash, cash equivalents and marketable securities. The Asset Coverage Ratio shall be calculated based on our balance sheet for the most recent fiscal period then ended that has been filed with the SEC on a pro forma basis after giving effect to (i) the issuance of such additional debt (excluding any borrowings under the Credit Facility or any revolving credit facility in replacement thereof), Series A Preferred Stock, Senior Stock or Parity Stock and (ii) the application of the proceeds from the issuance of such additional debt (excluding any borrowings under the Credit Facility or any revolving credit facility in replacement thereof), Series A Preferred Stock, Senior Stock or Parity Stock. Notwithstanding the classification of the Series A Preferred Stock on the Corporation’s balance sheet, the Series A Preferred Stock shall not be deemed debt for purposes of the Asset Coverage Ratio.

“Board” shall mean the board of directors of the Corporation or any committee of members of the board of directors authorized by such board to perform any of its responsibilities with respect to the Series A Preferred Stock.

“Business Day” shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which state or federally chartered banking institutions in New York, New York or Dallas, Texas are authorized or required by law, regulation or executive order to close.

“Bylaws” shall mean the amended and restated bylaws of the Corporation, as may be amended from time to time.

“Call Date” shall mean the date fixed for redemption of the Series A Preferred Stock and specified in the notice to holders required under paragraph (f) of Section 5 hereof as the Call Date.

“Change of Control” shall mean when, after the original issuance of the Series A Preferred Stock, the following has occurred and is continuing: (i) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of shares of stock of the Corporation entitling that person to exercise more than 50% of the total voting power of all shares of stock of the Corporation entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition) and (ii) following the closing of any transaction referred to in (i) above, the Corporation, if it is the surviving entity, or the acquiring or surviving entity, if the Corporation is not the surviving entity, has a class of common securities (or American Depositary Receipts representing such securities) listed on a National Exchange; provided, however, that a merger effected to change the jurisdiction of incorporation of the Corporation shall not be deemed a Change of Control.

“Common Shares” shall mean the shares of common stock, $0.0001 par value, of the Corporation.

“Credit Facility” shall mean the $100.0 million revolving credit facility provided pursuant to that certain Senior First Lien Secured Credit Agreement by and among the Corporation, Cross Border Resources, Inc., Black Rock Capital, Inc. and RMR Operating, LLC, as the Borrowers, and Independent Bank, as Lender, dated as of February 5, 2013, as the same may be amended from time to time.

“Default Rate” shall mean 12.00% per annum.

“Dividend Default” shall have the meaning set forth in paragraph 3(b) hereof.

“Dividend Payment Date” shall have the meaning set forth in paragraph 3(a) hereof.

“Dividend Periods” shall mean quarterly dividend periods commencing on the first day of each of January, April, July and October and ending on and including the day preceding the first day of the next succeeding Dividend Period; provided, however, that any Dividend Period during which any Series A Preferred Stock shall be redeemed pursuant to Section 5 hereof shall end on but shall not include the Call Date only with respect to the Series A Preferred Stock being redeemed.

“Dividend Rate” shall mean the dividend rate accruing on the Series A Preferred Stock, as applicable from time to time pursuant to the terms hereof.

“Dividend Record Date” shall have the meaning set forth in paragraph 3(a) hereof.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended.

“FBCA” means the Florida Business Corporation Act.

“Financial Covenant” shall mean the obligation of the Corporation to have an Asset Coverage Ratio of 2.0 or greater as of the date of any issuance of additional debt (excluding any borrowings under the Credit Facility or any revolving credit facility in replacement thereof), Series A Preferred Stock, Senior Stock or Parity Stock.

“Financial Covenant Default” shall have the meaning set forth in Section 9 hereof.

“Junior Stock” shall have the meaning set forth in paragraph 7(c) hereof.

“Listing Default” shall have the meaning set forth in paragraph 3(c) hereof.

“National Market” shall means the New York Stock Exchange (NYSE), NYSE MKT LLC, National Association of Securities Dealers Automated Quotations (NASDAQ) or any comparable national securities exchange or national securities market.

“Optional Redemption Right” shall have the meaning set forth in paragraph 5(a) hereof.

“Parity Stock” shall have the meaning set forth in paragraph 7(b) hereof.

“person” shall mean any individual, firm, partnership, limited liability company, corporation or other entity, and shall include any successor (by merger or otherwise) of such entity.

A “Quarterly Dividend Default” shall occur if the Corporation fails to pay cash dividends on the Series A Preferred Stock in full for any Dividend Period.

“SEC” shall have the meaning set forth in Section 10 hereof.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended.

“Senior Stock” shall have the meaning set forth in paragraph 7(a) hereof.

“Series A Preferred Stock” shall have the meaning set forth in Section 1 hereof.

“set apart for payment” shall be deemed to include, without any further action, the following: the recording by the Corporation in its accounting ledgers of any accounting or bookkeeping entry that indicates, pursuant to an authorization by the Board and a declaration of dividends or other distribution by the Corporation, the initial and continued allocation of funds to be so paid on any series or class of shares of stock of the Corporation; provided, however, that if any funds for any class or series of Junior Stock or any class or series of Parity Stock are placed in a separate account of the Corporation or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Series A Preferred Stock shall mean irrevocably placing such funds in a separate account or irrevocably delivering such funds to a disbursing, paying or other similar agent.

“Stated Rate” shall mean 10.00% per annum.

“Transfer Agent” means Broadridge Corporate Issuer Solutions, Inc., or such other agent or agents of the Corporation as may be designated by the Board or its duly authorized designee as the transfer agent, registrar and dividend disbursing agent for the Series A Preferred Stock.

“Voting Preferred Shares” shall have the meaning set forth in paragraph 8(a) hereof.

Section 3. Dividends.

(a)	Holders of shares of the Series A Preferred Stock are entitled to receive, when, as and if declared by the Board or a duly authorized committee thereof, out of funds of the Corporation legally available for the payment of dividends, cumulative cash dividends at the rate per annum equal to the Dividend Rate of the $25.00 per share stated liquidation preference of the Series A Preferred Stock (equivalent to a fixed annual amount of $2.50 per year per share). Except as otherwise provided in paragraphs 3(b) and (c), and Section 9 hereof, the Dividend Rate shall be equal to the Stated Rate. Such dividends shall accrue and accumulate, whether or not earned or declared, on each issued and outstanding share of the Series A Preferred Stock from (and including) the original date of issuance of such share and shall be payable quarterly in arrears on each January 15, April 15, July 15, and October 15 of each year (each such day being hereinafter called a “Dividend Payment Date”); provided, that if any Dividend Payment Date is not a Business Day, then the dividend that would otherwise have been payable on such Dividend Payment Date (if declared) may be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date, and no interest or additional dividends or other sums shall accrue on the amount so payable from such Dividend Payment Date to such next succeeding Business Day. Any dividend payable on the Series A Preferred Stock for any partial Dividend Period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. Any dividend payable on the Series A Preferred Stock for a full Dividend Period shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable to holders of record as they appear in the stock records of the Corporation at the close of business on the applicable record date, which shall be the last day of the applicable Dividend Period (each such date, a “Dividend Record Date”).

(b)	Upon the occurrence of six accumulated, accrued and unpaid Quarterly Dividend Defaults, whether consecutive or non-consecutive (a “Dividend Default”), then:

(i)	the Dividend Rate shall increase to the Default Rate, commencing on the first day after the Dividend Payment Date on which a Dividend Default occurs and for each subsequent Dividend Payment Date thereafter until such time as the Corporation has (A) paid all accumulated accrued and unpaid dividends on the Series A Preferred Stock in full and (B) timely paid in full and in cash the accrued dividends for two subsequent Dividend Periods ending following the payment made pursuant to Section 3(b)(i)(A) hereof, at which time, on the day after such second Dividend Period pursuant to this Section 3(b)(i)(B), the Dividend Rate shall revert to the Stated Rate;

(ii)	when the Dividend Default is cured and the Dividend Rate reverts to the Standard Rate, a second Dividend Default shall not occur until the Corporation has an additional six accumulated, accrued and unpaid Quarterly Dividend Defaults, whether consecutive or non-consecutive after the initial default is cured; and

(iii)	until such time as the Dividend Rate reverts to the Stated Rate pursuant to paragraph 3(b)(i) hereof, the holders of Series A Preferred Stock will have the voting rights described in Section 8 hereof.

(c)	No later than April 30, 2014, the Corporation shall cause the Series A Preferred Stock to be listed on a National Market. If the Corporation fails to cause such listing by April 30, 2014, the Dividend Rate shall increase by one-half percent per quarter up to an amount not to exceed the Default Rate, until such listing occurs. Once the Series A Preferred Stock becomes listed on a National Market, if the Corporation fails to maintain a listing on a National Market for the Series A Preferred Stock for 180 consecutive days or longer (a “Listing Default”), then:

(i)	the Dividend Rate shall increase to the Default Rate, commencing on the day after the Listing Default and continuing until such time as the Corporation has cured the Listing Default by again listing the Series A Preferred Stock on a National Market, at which time the Dividend Rate shall revert to the Stated Rate; and

(ii)	until such time as the Dividend Rate reverts to the Stated Rate pursuant to paragraph 3(c)(i) hereof, the holders of Series A Preferred Stock will have the voting rights described in Section 8 hereof.

(d)

No dividend on the Series A Preferred Stock will be declared by the Corporation or paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration, payment or setting aside of funds is restricted or prohibited under the FBCA or other applicable law; provided, however, notwithstanding anything to the contrary contained herein, dividends on the Series A Preferred Stock shall continue to accrue and accumulate regardless of whether: (i) any or all of the foregoing restrictions exist; (ii) the Corporation has earnings or profits;

(iii) there are funds legally available for the payment of such dividends; or (iv) such dividends are declared by the Board. Accrued and unpaid dividends on the Series A Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable or on the date of redemption of the Series A Preferred Stock, as the case may be.

(e)	Except as provided in the next sentence, unless all accumulated accrued and unpaid dividends on the Series A Preferred Stock are contemporaneously declared and paid in cash or declared and a sum of cash sufficient for the payment thereof is set apart for payment for all past Dividend Periods with respect to which full dividends were not paid on the Series A Preferred Stock, no dividends (other than in Junior Stock as to dividends and upon liquidation) will be declared or paid or set apart for payment on any Junior Stock or Parity Stock, nor shall any Junior Stock or Parity Stock be redeemed, purchased or otherwise acquired directly or indirectly for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such stock). When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart for payment) upon the Series A Preferred Stock and upon all Parity Stock, all dividends declared, paid or set apart for payment upon the Series A Preferred Stock and all such Parity Stock shall be declared and paid pro rata or declared and set apart for payment pro rata so that the amount of dividends declared per share of Series A Preferred Stock and per share of such Parity Stock shall in all cases bear to each other the same ratio that accumulated dividends per share of Series A Preferred Stock and such other Parity Stock (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other Parity Stock do not bear cumulative dividends) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series A Preferred Stock which may be in arrears, whether at the Stated Rate or at the Default Rate. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart for payment) upon the Series A Preferred Stock and upon all Parity Stock, all dividends declared, paid or set apart for payment upon the Series A Preferred Stock and all such Parity Stock shall be declared and paid pro rata or declared and set apart for payment pro rata so that the amount of dividends declared per share of Series A Preferred Stock and per share of such Parity Stock shall in all cases bear to each other the same ratio that accumulated dividends per share of Series A Preferred Stock and such other Parity Stock (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other Parity Stock do not bear cumulative dividends) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series A Preferred Stock which may be in arrears, whether at the Stated Rate or at the Default Rate.

(f)	Holders of Series A Preferred Stock shall not be entitled to any dividend in excess of all accumulated accrued and unpaid dividends on the Series A Preferred Stock as described in this Section 3. Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accumulated accrued and unpaid dividend due with respect to such shares which remains payable at the time of such payment.

Section 4. Liquidation Preference.

(a)	Subject to the rights of the holders of Senior Stock and Parity Stock, in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of Junior Stock, each holder of the Series A Preferred Stock shall be entitled to receive out of our assets legally available for distribution to the stockholders an amount of cash equal to $25.00 per share of Series A Preferred Stock plus an amount in cash equal to all accumulated accrued and unpaid dividends thereon (whether or not earned or declared) to the date of final distribution to such holders. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of the Series A Preferred Stock shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any other shares of any class or series of Parity Stock as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation, then such assets, or the proceeds thereof, shall be distributed among the holders of Series A Preferred Stock and any such other Parity Stock ratably in accordance with the respective amounts that would be payable on such Series A Preferred Stock and any such other Parity Stock if all amounts payable thereon were paid in full. For the purposes of this Section 4, none of (i) a consolidation or merger of the Corporation with one or more corporations or other entities, (ii) a sale, lease or transfer of all or substantially all of the Corporation’s assets or (iii) a statutory share exchange shall be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Corporation.

(b)	Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 days prior to the payment date stated therein, to each record holder of the Series A Preferred Stock at the respective address of such holders as the same shall appear on the stock transfer records of the Corporation.

(c)	Subject to the rights of the holders of Senior Stock and Parity Stock upon liquidation, dissolution or winding up, upon any liquidation, dissolution or winding up of the Corporation, after payment shall have been made in full to the holders of the Series A Preferred Stock, as provided in this Section 4, any other series or class or classes of Junior Stock shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series A Preferred Stock shall not be entitled to share therein.

Section 5. Redemption.

(a)	Optional Redemption Right. The Series A Preferred Stock shall not be redeemable by the Corporation prior to July 15, 2014, except following a Change of Control as provided in paragraph 5(c) hereof. On and after July 15, 2014, the Corporation may redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time in part, at the option of the Corporation, for cash, at a redemption prices (expressed as percentages of the liquidation preference) set forth in the following table (the “Optional Redemption Right”), plus the amounts indicated in paragraph 5(d) hereof:

Redemption Dates	Redemption Prices (expressed as percentage of liquidation preference)
July 15, 2014	105%
July 15, 2015	103%
July 15, 2016	100%

(b)	Partial Redemption. If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed pursuant to the Optional Redemption Right, the shares to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional shares) or by lot or in such other equitable method prescribed by the Corporation.

(c)	Mandatory Redemptions. Upon the earlier to occur of (i) July 15, 2018 and (ii) no later than 120 days after the first date on which the Change of Control has occurred, the Corporation shall redeem all of the outstanding Series A Preferred Stock for cash at a redemption price of $25.00 per share, plus any accumulated and unpaid dividends on the Series A Preferred Stock as provided in paragraph 5(d) hereof (whether or not declared).

(d)

Unpaid Dividend. Upon any redemption of Series A Preferred Stock pursuant to this Section 5, the Corporation shall, subject to the next sentence, pay any accumulated accrued and unpaid dividends in arrears for any Dividend Period ending on or prior to the Call Date. If the Call Date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, then each holder of Series A Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date. Except as provided above, the Corporation shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock called for redemption.

(e)	Additional Limitation on Redemption. If all accumulated accrued and unpaid dividends on the Series A Preferred Stock and any other class or series of Parity Stock of the Corporation have not been paid in cash (or, with respect to any Parity Stock, in Parity Stock), or declared and set apart for payment in cash (or, with respect to any Parity Stock, in Parity Stock) for any prior Dividend Payment Date, then the Series A Preferred Stock shall not be redeemed under this Section 5 in part and the Corporation shall not purchase or acquire any shares of Series A Preferred Stock, except pursuant to (i) a purchase or exchange offer made on the same terms to all holders of Series A Preferred Stock and Parity Stock, (ii) a mandatory redemption made pursuant to paragraph 5(c) hereof, or (iii) an exchange for Junior Stock.

(f)

Redemption Procedures. Notice of the redemption of any Series A Preferred Stock under this Section 5 shall be mailed by first class mail to each holder of record of Series A Preferred Stock to be redeemed at the address of each such holder as shown on the Corporation’s records, not less than 30 nor more than 60 days prior to the Call Date. Neither the failure to mail any notice required by this paragraph 5(f), nor any defect therein or in the mailing thereof, to any particular holder, shall affect the sufficiency of the notice or the validity of the proceedings for redemption with respect to the other holders. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given on the date mailed whether or not the holder receives the notice. Each such mailed notice shall state, as appropriate: (1) the Call Date; (2) the number of shares of Series A Preferred Stock to be redeemed and, if fewer than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price per share of Series A Preferred Stock (determined as set forth in paragraph 5(a) or (c), as applicable) plus accumulated accrued and unpaid dividends to, but not including, the Call Date (determined as set forth in paragraph 5(d)); (4) if any shares are represented by certificates, the place or places at which certificates for such shares are to be surrendered; (5) that dividends on the shares to be redeemed shall cease to accrue on such Call Date except as otherwise provided herein; and (6) any other information required by law or by the applicable rules of any exchange or national securities market upon which the Series A Preferred Stock may be listed or admitted for trading. Notice having been mailed as aforesaid, from and after the earlier of (A) the Call Date (unless the Corporation shall fail to make available an amount of cash necessary to effect such redemption) or (B) the date that the Corporation has fulfilled its obligation to provide the cash necessary to effect such redemption in accordance with Section 5(g) below, (i) except as otherwise provided herein, dividends on the Series A Preferred Stock so called for redemption shall cease to accrue, (ii) said shares shall no longer be deemed to be outstanding, (iii) all rights of the holders thereof as holders of Series A Preferred Stock shall cease (except the right to receive cash payable upon such redemption, without interest thereon, upon surrender and endorsement of their certificates if so required and to receive any dividends payable thereon), and (iv) in the case of a redemption of all of the then outstanding shares of Series A Preferred Stock, the term of office of any directors elected to the Board by the holders of the Series A Preferred Stock pursuant to Section 8 hereof shall terminate effective immediately and the number of directors constituting the Board shall decrease accordingly.

(g)	Set Asides. The Corporation’s obligation to provide cash in accordance with the preceding Section 5(f)(B) shall be deemed fulfilled if, on or before the Call Date, the Corporation shall irrevocably deposit funds necessary for such redemption, in trust, with a bank or trust company that has, or is an affiliate of a bank or trust company that has, capital and surplus of at least $50 million, with irrevocable instructions that such cash be applied to the redemption of the Series A Preferred Stock so called for redemption, in which case the notice to holders of the Series A Preferred Stock will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price and (iii) require such holders to surrender the certificates, if any, representing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the Call Date) against payment of the redemption price (including all accumulated accrued and unpaid dividends to the Call Date, determined as set forth in paragraph 5(d)). No interest shall accrue for the benefit of the holders of Series A Preferred Stock to be redeemed on any cash so set aside by the Corporation pursuant to this Section 5(g). Subject to applicable escheat laws, any such cash unclaimed at the end of one year from the Call Date shall revert to the general funds of the Corporation after which reversion the holders of such shares so called for redemption shall look only to the general funds of the Corporation for the payment of such cash.

(h)

Surrender and Payment. As promptly as practicable after the surrender in accordance with said notice of the certificates, if any, for any such shares so redeemed (properly endorsed or assigned for transfer, if the Corporation shall so require and if the notice shall so state), such shares shall be exchanged for any cash (without interest thereon) for which such shares have been redeemed. If fewer than all the outstanding shares of Series A Preferred Stock are to be redeemed, shares to be redeemed shall be selected by the Corporation from outstanding shares of Series A Preferred Stock not previously called for redemption by lot or pro rata (as nearly as may be) or by any other method determined by the Corporation in its sole discretion to be equitable. If fewer than all the shares of Series A Preferred Stock represented by any certificate are redeemed, then new certificates representing the unredeemed shares shall be issued without cost to the holder thereof.

Section 6. Status of Acquired Shares. All shares of Series A Preferred Stock issued and redeemed by the Corporation in accordance with Section 5 hereof, or otherwise acquired by the Corporation, shall be restored to the status of authorized but unissued shares of undesignated Preferred Stock of the Corporation.

Section 7. Ranking. Any class or series of shares of stock of the Corporation shall be deemed to rank:

(a)	prior to the Series A Preferred Stock, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of Series A Preferred Stock (“Senior Stock”);

(b)	on a parity with the Series A Preferred Stock, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof be different from those of the Series A Preferred Stock, if the holders of such class or series and the Series A Preferred Stock shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other (“Parity Stock”); and

(c)	junior to the Series A Preferred Stock, as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up, if such class or series shall be the Common Shares or any other class or series of shares of stock of the Corporation now or hereafter issued and outstanding over which the Series A Preferred Stock have preference or priority in the payment of dividends and in the distribution of assets upon any liquidation, dissolution or winding up of the Corporation (“Junior Stock”).

Section 8. Voting Rights.

(a)	The Series A Preferred Stock shall have no voting rights, except as set forth in this Section 8 or required under the FBCA. In the circumstances identified in paragraph 3(b) hereof, the number of directors then constituting the Board shall increase by at least two, if not already increased by reason of similar types of provisions with respect to Parity Stock which are entitled to similar voting rights, and the holders of Series A Preferred Stock, together with the holders of shares of every other series of Parity Stock upon which like voting rights have been conferred and are exercisable (any such other series, the “Voting Preferred Shares”), voting together as a single class regardless of series, shall be entitled to elect two directors. In the circumstances identified in paragraph 3(c) hereof, the number of directors then constituting the Board shall increase by at least one, if not already increased by reason of similar types of provisions with respect to Parity Stock which are entitled to similar voting rights, and the holders of Series A Preferred Stock, together with the holders of shares of every other series of Voting Preferred Shares, voting together as a single class regardless of series, shall be entitled to elect one director. Such directors shall be elected at any annual meeting of stockholders or special meeting held in place thereof, or at a special meeting of the holders of the Series A Preferred Stock and the Voting Preferred Shares called as provided in paragraph 8(b) hereof; in each instance in accordance with the Bylaws. The directors elected at any such annual or special meeting shall hold office until the next annual meeting of stockholders or special meeting held in lieu thereof if such term shall not have previously terminated as provided below. If any vacancy shall occur as to the director elected by the holders of the Series A Preferred Stock and holders of the Voting Preferred Shares, a successor shall be elected by holders of Series A Preferred Stock and holders of the Voting Preferred Shares in accordance with paragraph 8(b). Such voting rights shall continue until terminated as provided in paragraphs 3(b) and (c) hereof, as applicable, whereupon the term of office of such directors elected to the Board by the holders of the Series A Preferred Stock and the Voting Preferred Shares shall terminate effective immediately and the number of directors constituting the Board shall decrease accordingly.

(b)

At any time after the voting power conferred in paragraph 8(a) hereof shall have been so vested in the holders of Series A Preferred Stock and the Voting Preferred Shares, the Secretary of the Corporation may, and upon the written request of any holder of Series A Preferred Stock (addressed to the Secretary at the principal office of the Corporation) shall, call a special meeting of the holders of the Series A Preferred Stock and of the Voting Preferred Shares for the election of the directors to be elected by them to the Board as herein provided, such call to be made by notice similar to that provided in the Bylaws of the Corporation for a special meeting of the stockholders or as required by law. If any such special meeting required to be called as above provided shall not be called by the Secretary within 75 days after receipt of any such request, then any holder of Series A Preferred Stock may call such meeting, upon the notice above provided, and for that purpose shall have access to the share records of the Corporation for the Series A Preferred Stock and Voting Preferred Shares.

(c)	So long as any shares of Series A Preferred Stock are outstanding, the affirmative vote of the holders of at least two-thirds of the then-outstanding Series A Preferred Stock, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

(i)	Any amendment, alteration or repeal of any of the provisions of the Articles of Incorporation or the Corporation’s bylaws that materially and adversely affects the rights, preferences or voting power of the Series A Preferred Stock; provided, however, that an amendment to the provisions of the Articles of Incorporation so as to (x) authorize or create, or to increase the authorized amount of, the Series A Preferred Stock, any Parity Stock or any Junior Stock; or (y) to effectuate a reverse stock split, in each case shall not be deemed to materially or adversely affect the rights, preferences or voting power of the Series A Preferred Stock; provided, further, however, that if such amendment would materially and adversely affect any voting powers, rights, or preferences of the Series A Preferred Stock and any other series of Voting Preferred Shares but not all other series of Voting Preferred Shares, the affirmative vote of at least two-thirds of the Series A Preferred Stock and other similarly affected Voting Preferred Shares shall be required;

(ii)	A statutory share exchange that affects the Series A Preferred Stock, a consolidation with or merger of the Corporation into another entity, or a consolidation with or merger of another entity into the Corporation; provided, however, that no such vote of the holders of Series A Preferred Stock shall be required in connection with any such statutory share exchange, consolidation or merger if (x) the Corporation is the surviving entity and the Series A Preferred Stock remains outstanding with no material and adverse change to its terms, voting powers, preferences and rights, or (y) the resulting surviving entity or transferee entity is organized under the laws of any state and the Series A Preferred Stock is substituted or exchanged for other preferred equity or shares of the surviving entity having preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or distributions, qualifications and terms or conditions of redemption thereof substantially similar to that of a share of Series A Preferred Stock (except for changes that do not materially and adversely affect the Series A Preferred Stock);

(iii)	The authorization, reclassification or creation of, or the increase in the authorized amount of, any shares of any class or any security convertible into or exchangeable for Senior Stock;

provided, however, in the case of (i), (ii) and (iii) above, that no such vote of the holders of Series A Preferred Stock shall be required if, at or prior to the time when such amendment, alteration, repeal, share exchange, consolidation or merger is to take effect, or when the issuance of any such Senior Stock or convertible security is to be made, as the case may be, such outstanding shares of Series A Preferred Stock are subject to a notice of redemption pursuant to Section 5 and a deposit is made for the redemption in cash of such shares of Series A Preferred Stock as provided in paragraph 5(g) hereof for a redemption price determined under the appropriate paragraph of Section 5 hereof.

For purposes of paragraphs 8(a), (b) and (c) hereof, each share of Series A Preferred Stock shall have one vote per share, except that when any other series of Voting Preferred Shares shall have the right to vote with the Series A Preferred Stock as a single class on any matter, then the Series A Preferred Stock and such other series shall have with respect to such matters one vote per $25.00 of stated liquidation preference. Except as set forth herein, the Series A Preferred Stock shall not have any relative, participating, optional or other special voting rights and powers other than as set forth herein, and the consent of the holders thereof shall not be required for the taking of any corporate action.

No amendment to these terms of the Series A Preferred Stock shall require the vote of the holders of Common Stock (except as required by law) or any series of Preferred Stock other than the Voting Preferred Shares.

Section 9. Financial Covenant Default. Upon the failure of the Corporation to comply with the Financial Covenant (a “Financial Covenant Default”), the Dividend Rate shall increase to the Default Rate, commencing on the first day after the occurrence of the Financial Covenant Default and shall continue thereafter until the Corporation’s Asset Coverage Ratio on two consecutive quarterly balance sheets (not including the balance sheet for the quarter in which the Financial Covenant Default occurs) is 2.0 or greater, upon which the Dividend Rate shall revert to the Stated Rate effective as of the day after the second balance sheet date. When the Financial Covenant Default is cured and the Dividend Rate reverts to the Stated Rate, each future failure of the Corporation to comply with the Financial Covenant shall result in another Financial Covenant Default under this Section 9.

Section 10. Information Rights. During any period in which the Corporation is not subject to Section 13 or 15(d) of the Exchange Act and any shares of Series A Preferred Stock are outstanding, the Corporation shall (a) transmit by mail to all holders of Series A Preferred Stock, as their names and addresses appear in the

Corporation’s record books and without cost to such holders, copies of the annual reports and quarterly reports that the Corporation would have been required to file with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 or 15(d) of the Exchange Act if the Corporation was subject to such sections (other than any exhibits that would have been required); and (b) promptly upon written request, supply copies of such reports to any prospective holder of Series A Preferred Stock. The Corporation shall mail the reports to the holders of Series A Preferred Stock within 15 days after the respective dates by which the Corporation would have been required to file the reports with the SEC if the Corporation were then subject to Section 13 or 15(d) of the Exchange Act, assuming the Corporation is a “non-accelerated filer” in accordance with the Exchange Act.

Section 11. Record Holders. The Corporation and the Transfer Agent shall deem and treat the record holder of any shares of Series A Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary,

Section 12. Sinking Fund. The Series A Preferred Stock shall not be entitled to the benefits of any retirement or sinking fund.

Section 13. Book Entry. The Series A Preferred Stock shall be issued initially in the form of one or more fully registered global certificates (“Global Preferred Shares”), which shall be deposited on behalf of the purchasers represented thereby with the Transfer Agent, as custodian for a securities depositary (the “Depositary”) that is a clearing agency under Section 17A of the Exchange Act (or with such other custodian as the Depositary may direct), and registered in the name of the Depositary or its nominee, duly executed by the Corporation and authenticated by the Transfer Agent. The number of shares of Series A Preferred Stock represented by Global Preferred Shares may from time to time be increased or decreased by adjustments made on the records of the Transfer Agent and the Depositary as hereinafter provided. Members of, or participants in, the Depositary (“Agent Members”) shall have no rights under these terms of the Series A Preferred Stock with respect to any Global Preferred Shares held on their behalf by the Depositary or by the Transfer Agent as the custodian of the Depositary or under such Global Preferred Shares, and the Depositary may be treated by the Corporation, the Transfer Agent and any agent of the Corporation or the Transfer Agent as the absolute owner of such Global Preferred Shares for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Corporation, the Transfer Agent or any agent of the Corporation or the Transfer Agent from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Agent Members, the operation of customary practices of the Depositary governing the exercise of the rights of a holder of a beneficial interest in any Global Preferred Shares.

ARTICLE III

Date of Adoption

The Articles of Amendment (the “Articles of Amendment”) were adopted on the 17th day of July, 2013.

ARTICLE IV

Manner of Adoption

Pursuant to the provisions of Section 607.0821 of the FBCA, effective July 17, 2013, the Board of Directors duly approved and adopted the Articles of Amendment through an action taken by unanimous written consent pursuant to the authority conferred on it by the stockholders of the Corporation under Sections 607.0602, and 607.1002 of the FBCA.

Accordingly, the Articles of Amendment have been authorized by all appropriate action under the FBCA.

IN WITNESS WHEREOF, Red Mountain Resources, Inc. has caused these Articles of Amendment to be signed by Alan Barkdale, its President and Chief Executive Officer, on this 19th day of July, 2013.

RED MOUNTAIN RESOURCES, INC.

By:	/s/ Alan Barksdale
Alan Barkdale, President and CEO

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